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                                    EXHIBIT 1
[LOGO] INTERTAN, INC.
       279 Bayview Drive, Barrie, Ontario L4M 4W5


                                  NEWS RELEASE

FOR IMMEDIATE RELEASE
---------------------
James P. Maddox, C.A.                                           May 7, 2002
Vice President and Chief Financial Officer                      IT-02-024
(705) 728-7111

                  INTERTAN REPORTS 14% SALES INCREASE FOR APRIL
                         Announces New 5% Share Buyback

TORONTO, May 7, 2002--InterTAN, Inc. (NYSE: ITN; TSX: ITA), a leading consumer electronics retailer of both private label and nationally branded products, today announced that sales of its Canadian subsidiary in U.S. dollars for the month of April were $26,895,000. Measured in local currency, total sales were up 14% from the prior year. On a comparable store basis, sales for the month were up 10% over the same period a year ago. The recently acquired Battery Plus stores were substantially open for business after re-merchandising, re-stocking and physical inventory on April 30, 2002. InterTAN also announced a new share buyback of up to 5% or 1.2 million shares, subject to market conditions.

"I am pleased that our team posted broad-based growth in April. Three of our four major product groupings produced double-digit growth, with especially high growth in digital products. All sales regions of the Company reported double-digit gains. Audio-video sales suffered primarily due to the continued impact of grey-market and pirated satellite dishes, although we are encouraged by the Supreme Court of Canada's April 26, 2002 ruling reinforcing the illegality of unlicensed and pirated satellite signals in Canada," said Brian E. Levy, President and Chief Executive Officer.

"While we have already seen an uptick in our satellite sales in the last several days, dealers of unlicensed and pirated signal gear have continued their annoying legal struggle, and obtained a temporary injunction from the Ontario Superior Court of Justice to stay enforcement of the Supreme Court of Canada's order pending a challenge under Canada's Charter of Rights. While it is difficult to gauge how long the illicit dealers will attempt to stall enforcement, we are also encouraged by the Industry Ministers' and other governmental officials' resolve to halt these illegal practices," Levy continued.

InterTAN's Board of Directors has authorized management to repurchase approximately 1.2 million additional shares, or an additional 5% of common shares outstanding from time-to-time as market conditions permit. During the quarter ending March 31, 2002, the Company completed its fourth share buyback. Over the past two years, InterTAN has repurchased a total of 27.8% of its outstanding shares. "This latest share buyback authorization reflects the Board's continuing commitment to redeploy the Company's cash flows to shareholders' benefit both through re-investing in the growth of the business as well as crafting an efficient capital structure," Levy concluded.

InterTAN, Inc., headquartered in Toronto, operates through approximately 960 company retail stores and dealer outlets in Canada under the trade names RadioShack(R), Rogers AT&T Wireless Communications

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Express(R), and Battery Plus(R). The Company's Australian subsidiary was sold effective April 30, 2001. Certain assets, including 43 retail outlets under the banner "Battery Plus(R)", were acquired by the company on April 25, 2002.

InterTAN will announce its sales results for May on June 6, 2002.

Certain information disclosed in this press release, including, among others, statements regarding the future sales performance of digital products, and the effect of the Supreme Court of Canada's decision concerning grey-market satellite providers on the Company's future performance, and the Company in general, constitutes forward-looking statements that involve risks and uncertainties. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, consumer demand and preferences, product availability, development of new technology, general economic conditions, and other risks indicated in filings with the Securities and Exchange Commission such as InterTAN's previously filed periodic reports, including its Form 10-K for the 2001 fiscal year.

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